SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Convio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

21257W 105

(CUSIP Number)

May 3, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21257W 105		13G

1.	Names of Reporting Persons Adobe Systems Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person (See Instructions) CO

Introductory Note: This statement on Schedule 13G is filed by the Reporting Person in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Convio, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer: Convio, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 11501 Domain Drive, Suite 200, Austin, Texas 78758

Item 2(a).	Name of Person Filing: Adobe Systems Incorporated
Item 2(b).	Address of Principal Business Office or, if none, Residence: 345 Park Avenue, San Jose, CA 95110
Item 2(c).	Citizenship: Delaware
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 21257W 105

Item 3.
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares
(b) Percent of class: 0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2012

ADOBE SYSTEMS INCORPORATED

/s/ Justin Judd
Justin Judd, Associate General Counsel